Maalot

S&P Global Ratings

Gazit Globe Ltd.

July 19, 2018

Primary Credit Analyst:

Evgeni Silishtian, 972-3-7539733 evgeni.silishtian@spglobal.com

Additional Contact:

Gil Avrahami, 972-3-7539719 gil.avrahami@spglobal.com

Niv Belleli, 972-3-7539729 niv.belleli@spglobal.com

Table of Contents

Gazit Globe Ltd.

Affirmed Corporate Credit Rating	ilAA-/Stable

Rationale

Business Risk	Financial Risk
• Very large asset portfolio in the supermarket-anchored shopping centers segment. • Holdings in several global-investment-grade real-estate companies that benefit from a strong business and financial position. • High tenant diversification and very high geographical spread. • High and stable occupancy rates of about 96%. • Professional and experienced management.	• Stable cash flow from income-producing real estate activity. • Decline in financial leverage in the past year. • Holding material amount of relatively tradable shares, affording financial flexibility. • Good access to the banking system (both Israeli and global), institutional investors and the capital market.

Outlook: Stable

The stable outlook reflects our assessment that Gazit Globe will continue to present operating stability, 'adequate' liquidity and financial ratios commensurate with the current rating in the next 12 months. Taking into account the group's strong business position, we regard the following financial ratios as commensurate with the current rating: EBITDA interest coverage above 1.5x and debt to debt and equity of up to 65%.

Upside Scenario

We may consider a positive rating action if the group presents a consistent and permanent improvement in its financial ratios, to be reflected in an EBITDA interest coverage ratio above 2.0x and a debt to debt and equity ratio below 55%, while maintaining 'adequate' liquidity and stable operating performance. A positive rating action is also dependent on a continued shift towards direct ownership on income-producing assets and a deleverage-supporting financial policy.

Downside Scenario

We may consider a negative rating action if the company's EBITDA interest coverage drops below 1.3x, or if it deviates from its deleveraging policy. This could occur, for example, if we see significant erosion in the company's business performance as a result of a significant decrease in occupancy rates, volatility of cash flows, or material investment outside the group's core business.

Base-Case Scenario

Principal Assumptions	Key Metrics*
• Maintaining a consistently high average occupancy rate of about 96%. • Moderate growth in rent income and NOI (net operating income) from existing properties. • Investments of about NIS 2.5 billion – NIS 2.8 billion in 2018-2019, specifically direct acquisition of properties through private companies. • 5%-6% NOI yield on new properties. • Property acquisitions in consolidated public companies, focusing on densely populated areas in central European cities, accompanied by disposal of non-core properties. • Sale of nonconsolidated public company's shares, supporting continued deleveraging, in accordance with management policy. • Dividend receipts from nonconsolidated subsidiaries of about NIS 170 million – NIS 240 million in 2018-2019, based on subsidiaries' dividend policies. • Dividend distribution of about NIS 750 million – NIS 800 million per year (including dividends to minority shareholders in consolidated companies).	See table below

	2017A	2018E	2019E
EBITDA/interest	~1.9x	1.7x-1.9x	1.7x-1.9x
Debt/EBITDA	~12.7x	12x-14x	12x-14x
Debt/debt and equity	~57.9%	56%-58%	56%-58%

*A – Actual, E – Estimate.

Company Description

Gazit Globe, through its affiliates (collectively, “Gazit Globe Group”), is the owner, operator, developer and manager of shopping centers and retail-based mixed-use assets in North America, Brazil, Israel, and Northern, Central and Eastern Europe, focusing on urban growth areas. The public companies controlled by the company and consolidated in the group's statements are Citycon, a Finnish public company operating in northern Europe, mainly in Finland, Sweden and Norway, and traded on the Helsinki Stock Exchange (OMX), and Atrium European Real Estate, a public company operating in Eastern and Central Europe, mostly Poland and the Czech Republic, and traded on the stock exchanges in Vienna and Amsterdam (Euronext, VSX). The public companies, which are not consolidated in the group's statements, are First Capital Realty ("FCR"), a public company operating in Canada

and traded on the Toronto Stock Exchange (TSX), and Regency Centers Corporation ("REG"), a public company operating in the U.S and traded on the New York Stock Exchange (NYSE).

Gazit Globe also fully owns three private companies: Gazit Globe Israel (Development) Ltd., operating in Israel, Bulgaria and Macedonia and specializing in the acquisition, development and management of shopping centers; Gazit Brasil, specializing in the acquisition, development and management of shopping centers in Brazil, primarily in San Paolo; and, since 2017, Gazit Horizons, operating in the acquisition, development and management of commercial centers, especially in large, densely populated cities in the U.S., particularly New York, Miami and Boston.

As of March 31, 2018, the group holds and manages 104 properties on a consolidated basis, spanning a leasable area of about 2.5 million square meters, at a fair value of about NIS 38 billion, producing approximately NIS 2.8 billion in gross annual rental income. The group also has a NIS 4.4 billion holding in an affiliated company and a NIS 2.9 billion financial holding (about NIS 1.7 billion following share sale after the balance sheet date).

Gazit Globe Ltd.--Pubic Subsidiaries

	Atrium (ATR)	Citycon Oyj. (CTY)	First Capital Realty (FCR)	Regency Centers Corporation (REG)
Rating	BBB-/Stable	BBB/Negative	DBRS: BBB(High)/Stable Moody's: Baa2/Stable	BBB+/Stable
Country of Operation	Central and Eastern Europe	Northern Eastern Europe	Canada	United States
Holding	59.8% (Consolidated Company)	46.5% (Consolidated Company)	32.5% *(Equity Holding)	4.3% (Financial Investment)

*Expected to decline to about 31.3% after dilution, following the non-participation in FCR's planned equity issuance.

Gazit Globe is 52.1% held by Norstar Holdings Inc. The remaining shares are held by the public.

Business Risk

Large, high-quality and geographically diversified asset portfolio of supermarket-anchored shopping centers

Our rating is positively affected by the group's strong business position, deriving from its control of several income-producing real estate companies with strong business and financial positions, of which the significant ones are global-investment-grade companies; from the group's portfolio containing many income-producing properties and tenants, whose value is large compared to peers; and from its focus on supermarket-anchored shopping centers, a relatively stable segment. The group's business position is also positively affected by the fact that Gazit Globe and the major companies in the group are listed on seven different stock exchanges, and by its high geographical diversification which, we estimate, reduces its exposure to macro-economic and demographic changes.

In 2017 and in the first quarter of 2018 Gazit Globe continued to maintain high occupancy rates averaging about 96% in all its regions of operation, together with growth in average rent per square meter in recent years, both supporting our assessment of the Company's business position. In the first quarter of 2018 the Company presented about 3.1% growth in NOI compared to the same period last year. Most of this growth stemmed from the

revaluation of the Shekel, growth in same-property NOI and operation of new properties acquired or whose development has been completed in 2017 and in the first quarter of 2018.

In the past few years, the company has been implementing a strategy that is mainly focused on holding high-quality properties located in central cities in growth markets with strong demographic fundamentals, backed by selling properties outside its core business. It has also been simplifying the group structure by a shift to holding assets directly, as reflected in the continued sale of its holdings in Regency Centers Corporation while acquiring new properties, especially in the U.S. and in Brazil.

Base-Case Operating Scenario

In our base-case operating scenario we assume that the group will maintain its high competitive position as reflected in stable, high occupancy rates over time and in growth in average rent per square meter in 2017 and in the first quarter of 2018.

We expect the consolidated income-producing portfolio to maintain its high-quality characteristics, namely geographical spread in central cities mostly in western countries, and a gross profit margin of about 70%, similarly to 2015-2017.

We expect 2.5%-3.5% real growth in NOI in 2018-2019, mainly due to moderate growth in same-property NOI as a result of competitive conditions and macro environment in the markets in which the group operates, as well as new investments by the consolidated public subsidiaries in Europe and direct investments (through wholly-owned private subsidiaries) in Israel, Brazil and North America.

In the medium-long term, we expect the group's management to continue implementing its current strategy, and directly acquire properties in developed markets while selling properties outside its core business. We believe that this strategy supports the group's strong business position and mitigates exposure to macro-economic and demographic changes.

Financial Risk

Lower leverage in 2017 in accordance with financial policy

In our view, the group's financial risk profile is supported by continuously stable and robust cash flows deriving from the high quality portfolio and high financial flexibility. In addition, the Company's financial policy supports continued deleveraging in the medium- to long-term, and positively affects its financial risk profile.

In recent years Gazit Globe continued to deleverage, as reflected in a debt to debt and equity ratio of about 57.2% at the end of the first quarter of 2018, compared with about 57.9% at YE 2017 and about 61.3% at YE 2016. The Company's EBITDA interest coverage also improved, to about 1.9x in 2017 compared with about 1.8x in 2015-2016. The improvement in the Company's financial metrics was supported, among other things, by equity growth following the merger between Equity One (EQY) and Regency Centers Corporation (REG) in the first quarter of 2017, by the sale of First Capital Realty (FCR) shares for about NIS 500 million and by five material sales of REG shares since March 2017 which reduced the Company's holding in REG from about 13.1% to about

4.3%, the total proceeds from which amounted to about $910 million (about NIS 3.2 billion). These amounts were mostly used to acquire new properties in the U.S. and to repay financial debt.

Base-Case Cash Flow And Capital Structure Scenario

In our base-case scenario we anticipate the group's consolidated debt to debt and equity ratio will be about 56%-58% in 2018, after a decrease in on-balance leverage in 2017, mainly due to equity growth following the merger between EQY and REG and sale of REG and FCR shares. We expect EBITDA interest coverage to remain stable in the next two years at around 1.7x-1.9x, in light of refinancing actions performed in the past two years, and taking into account expectations for continued interest hikes in the U.S.

We believe the group's management will continue its efforts to deleverage and improve coverage ratios, while expanding its portfolio both through the consolidated public subsidiaries and through the private subsidiaries.

Table 1.

Gazit Globe Ltd. -- Financial Summary

Industry Sector: Real Estate Investment Trust or Company

	--Fiscal year ended Dec. 31--					
	2017	2016 (*)	2015	2014	2013	2012
(Mil. NIS)						
Revenues	2,831	2,841	7,303	6,816	7,306	7,462
EBITDA	1,958	1,957	3,498	2,879	3,206	3,535
Funds from operations (FFO)	817	937	1,522	749	1,005	1,465
Interest Expense	1,012	1,065	1,900	2,069	2,250	2,152
Cash and short-term investments	1,694	1,634	2,193	1,783	1,798	2,183
Debt	24,866	26,196	42,607	37,985	38,851	40,339
Equity	18,117	16,505	30,995	25,868	22,352	22,292
Adjusted ratios						
EBITDA margin (%)	69.2	68.9	47.9	42.2	43.9	47.4
EBITDA interest coverage (x)	1.9	1.8	1.8	1.4	1.4	1.6
Debt/EBITDA (x)	12.7	13.4	12.2	13.2	12.1	11.4
FFO/debt (%)	3.3	3.6	3.6	2.0	2.6	3.6
Debt/debt and equity (%)	57.9	61.3	57.9	59.5	63.5	64.4

(*) 2016 results are presented after the deconsolidation of EQY and FCR, following the loss of control.

Liquidity: Adequate

According to our criteria, Gazit Globe's liquidity is "adequate", examined at the extended solo level (including fully owned subsidiaries). We estimate that the ratio between the company's sources and uses in the 12 months beginning on April 1, 2018, will exceed 1.2x.

We believe the group's liquidity is positively affected by its good access to a variety of funding sources in Israel and abroad, including the capital market, the banking system (both Israeli and global) and institutional investors. In addition, the Company consistently maintains large committed credit facilities and a large portfolio of unencumbered properties, valued at about NIS 3 billion as of March 31, 2018. According to our base-case

scenario, we estimate that the group will maintain its ability to refinance debt when required, at low cost and relatively long durations.

We estimate the company's major sources and uses for the period between April 1, 2018. and March 31, 2019, to be as follows:

Principal Liquidity Sources	Principal Liquidity Uses
• Cash and tradable financial assets at about NIS 2.7 billion; • Unused committed credit facilities of about NIS 2.9 billion; • Operating income and dividends from subsidiaries of about NIS 815 million.	• Interest payments of about NIS 450 million; • Debt maturities of about NIS 2 billion; • Investment and property acquisitions of about NIS 1.9 billion; • Dividend distribution of about NIS 290 million.

Gazit Globe Ltd. – Debt Maturities*					
(NIS million)	2018**	2019	2020	2021	2022 and later
Maturities	1,330	2,973	1,439	1,189	6,626

* At the extended solo level (including fully owned subsidiaries) ** including short term credit

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Positive

Comparable ratings analysis: Negative

The fact that the group mainly operates through the holding of public companies, and not through direct holding of assets like its peers, adversely affects the rating.

Recovery Analysis

Key analytical factors

- We are affirming our 'ilAA' rating on Gazit Globe's bond series secured by real estate assets (Series J), one notch above the issuer rating. The recovery rating for this series is '2', reflecting our assessment that in a hypothetical default scenario, the recovery rate would be at the higher end of the 70%-90% range. Our recovery rating assessment is underpinned, among other things, by an expected decrease in the value of the encumbered assets on the path to default.

- We are affirming our 'ilAA-' rating on Gazit Globe's bond series unsecured by real estate assets (Series D,K,L,M), identical to the issuer rating. The recovery rating for these series is '4', reflecting our assessment that in a hypothetical default scenario, the recovery rate would be 30%-50% (at the higher end of the range). Our recovery rating assessment is underpinned, among other things, by the payments waterfall given the creditors priority.

Simulated default assumptions

- Year of default: 2023
- Deep recession in the countries Gazit Globe operates in, reflected, among other things, by a sharp decrease in private consumption. Simultaneously, increased competitive pressure in the retail sector, mainly from e-commerce, and decreased demand for commercial space. These trends will lead to a decrease in rent and occupancy rates and to a significant drop in asset values.
- Gazit Globe will continue operating as a going concern, an assessment supported by the locations of its assets, which will help it refinance some of its obligations.
- The value of assets directly held by the company will decrease by 40% given their quality, competitive pressure in the retail sector, and the need for quick realization.
- The value of investments in public subsidiaries (the value of Gazit Globe's share in REG, FCR, CTY and ATR) will decrease by 50%, given the wide geographical spread, the quality of held companies, the shares' tradability and expected volatility during recession.
- During the hypothetical deterioration of the company, we assume that 85% of the committed credit facilities guaranteed mostly by liens on public subsidiaries shares held by Gazit Globe will be outstanding (as of April 1, 2018, unused committed facilities of the company and its fully owned subsidiaries amount to about NIS 3.3 billion).

Simplified waterfall

- Gross discrete asset value as going concern: about NIS 10.6 billion.
- Administrative costs: 3%
- Net value available to secured creditors: about NIS 10.3 billion
- Debt claims secured by real estate assets: about NIS 5.8 billion (bank loans and secured bond series)*
- Secured debt recovery expectation (Series J): 70%-90%
- Net value available to unsecured creditors: about NIS 4.5 billion
- Unsecured debt claims: about NIS 9.8 billion (loans from institutional investors and unsecured bond series)
- Unsecured debt recovery expectation (Series D,K,L,M): 30%-50% (at the higher end of the range)

All debt amounts include six months' prepetition interest.

Mapping Recovery Percentages To Recovery Ratings - Group A Jurisdiction				
For issuers with a speculative-grade issuer credit rating				
		Nominal recovery expectations		
Recovery rating*	Recovery description	Greater than or equal to	Less than	Issue rating notches relative to ICR
1+	Highest expectation, full recovery	100%	N/A	+3 notches
1	Very high recovery	90%	100%	+2 notches
2	Substantial recovery	70%	90%	+1 notch
3	Meaningful recovery	50%	70%	0 notches
4	Average recovery	30%	50%	0 notches
5	Modest recovery	10%	30%	-1 notch
6	Negligible recovery	0%	10%	-2 notch

Recovery ratings are capped in certain countries to adjust for reduced creditor recovery prospects in these jurisdictions. Recovery ratings on unsecured debt issues are generally also subject to caps (see Step 6, paragraphs 90-98 of Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016, for further detail). ICR--Issuer credit rating.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the company's financial statements which we use to calculate coverage ratios. The main adjustments we made on Gazit Globe's 2017are:

- Deducting property value appreciation and other non-operating or non-recurring revenues and expenditures from EBITDA.
- Adding dividend payments from affiliates and financial holdings to EBITDA.
- Deducting cash and cash equivalent from financial debt.
- Adjusting financial debt and finance expenses due to financial hedges that the company enters into.
- Adding capitalized interest to interest expense.

Table 2.

Reconciliation Of Gazit Globe Ltd. Reported Amounts With S&P Global Ratings Adjusted Amounts (Mil. NIS)								
	--Fiscal year ended Dec. 31, 2017--							
Gazit Globe Ltd. reported amounts								
	Debt	Shareholders' equity	EBITDA	Operating income	Interest expense	EBITDA	Cash flow from operations	Capital expenditures
Reported	26,557.0	9,936.0	2,044.0	1,974.0	993.0	2,044.0	785.0	39.0
S&P Global Ratings adjustments								
Interest expense (reported)	--	--	--	--	--	(993.0)	--	--
Interest income (reported)	--	--	--	--	--	56.0	--	--
Current tax expense (reported)	--	--	--	--	--	(185.0)	--	--
Surplus cash	(1,694.0)	--	--	--	--	--	--	--
Capitalized interest	--	--	--	--	19.0	(19.0)	(19.0)	(19.0)
Share-based compensation expense	--	--	15.0	--	--	15.0	--	--
Dividends received from equity investments	--	--	335.5	--	--	335.5	--	--
Non-operating income (expense)	--	--	--	314.0	--	--	--	--
Non-controlling Interest/Minority interest	--	8,181.0	--	--	--	--	--	--
Debt - Accrued interest not included in reported debt	286.0	--	--	--	--	--	--	--
Debt - Derivatives	(283.1)	--	--	--	--	--	--	--
EBITDA - Income (expense) of unconsolidated companies	--	--	(434.0)	(434.0)	--	(434.0)	--	--
EBITDA - Other	--	--	(2.0)	(2.0)	--	(2.0)	--	--
D&A - Asset Valuation gains/(losses)	--	--	--	42.0	--	--	--	--
EBIT - Income (expense) of unconsolidated companies	--	--	--	434.0	--	--	--	--
Total adjustments	(1,691.1)	8,181.0	(85.5)	354.0	19.0	(1,226.5)	(19.0)	(19.0)
S&P Global Ratings adjusted amounts								
	Debt	Equity	EBITDA	EBIT	Interest expense	Funds from operations	Cash flow from operations	Capital expenditures
Adjusted	24,865.9	18,117.0	1,958.5	2,328.0	1,012.0	817.5	766.0	20.0

Related Criteria And Research

- Use Of CreditWatch And Outlooks, September 14, 2009
- Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012
- Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of 'D' And 'SD' Ratings, October 24, 2013
- Group Rating Methodology, November 19, 2013
- Corporate Methodology: Ratios And Adjustments, November 19, 2013
- Corporate Methodology, November 19, 2013
- Country Risk Assessment Methodology And Assumptions, November 19, 2013
- Methodology: Industry Risk, November 19, 2013
- Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014
- Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016
- Key Credit Factors For The Real Estate Industry, November 19, 2013
- Methodology For National And Regional Scale Credit Ratings, June 25, 2018
- S&P Global Ratings Definitions, April 19, 2018

Rating Details (As of 19-July-2018)	
Gazit Globe Ltd.	
Issuer rating(s)	
Local Currency LT	ilAA-/Stable
Issue rating(s)	
Senior Secured Debt	
Series J	ilAA
Senior Unsecured Debt	
Series D,K,L,M	ilAA-
Issuer Rating history	
Local Currency LT	
09-May-2013	ilAA-/Stable
15-May-2012	ilA+/Stable
01-Aug-2011	ilA+/Positive
30-June-2010	ilA+/Stable
03-May-2009	ilA+/Negative
16-April-2009	ilAA-
12-Feb-2009	ilAA-/Negative
03-Aug-2008	ilAA-/Stable
23-March-2008	ilAA/Watch Pos
28-Feb-2007	ilAA/Stable
21-Nov-2006	ilAA/Negative
14-April-2005	ilAA
21-Jan-2004	ilAA-
01-Dec-2001	ilA+
Other Details	
Time of the event	19/07/2018 16:01
Time when the analyst first learned of the event	19/07/2018 16:01
Rating requested by	Issuer

Credit Rating Surveillance
S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.